4751

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Brookfield Infrastructure Partners L.P.
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
G16252101
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                ☒Rule 13d-1(b)

                                ☐Rule 13d-1(c)

                                ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G16252101

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited and Elliott & Page Limited
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

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CUSIP No. G16252101

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.A.) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 434
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 434
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0007%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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CUSIP No. G16252101

1	NAME OF REPORTING PERSON Elliott & Page Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 300,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 300,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.48%
12	TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS

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                Item 1(a)         Name of Issuer:

                                        Brookfield Infrastructure Partners L.P.

                Item 1(b)        Address of Issuer's Principal Executive Offices:

                                        7 Reid Street, 4th Floor

                                        Hamilton, HM 11, Bermuda

                Item 2(a)         Name of Person Filing:

                                        This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.)”) and Elliott & Page Limited (“E&P”).

                Item 2(b)        Address of Principal Business Office:

                                        The principal business offices of MFC, MFC Global (U.S.A.) and E&P are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

                Item 2(c)         Citizenship:

                                        MFC and MFC Global (U.S.A.) are organized and exist under the laws of Canada.

                                        E&P is organized and exists under the laws of Ontario.

                Item 2(d)        Title of Class of Securities:

                                        Limited Partnership Units

                Item 2(e)         CUSIP Number:

                                        G16252101

                Item 3             If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

                                        check whether the person filing is a:

                                        MFC:                                              (g) (X)    a parent holding company or control person in

                                                                                                                accordance with §240.13d-1(b)(1)(ii)(G).

                                        MFC Global (U.S.A.):                  (e) (X)     an investment adviser in accordance with

                                                                                                                §240.13d-1(b)(1)(ii)(E).

                                        E&P:                                               (j) (X)      a non-U.S. institution in accordance with

                                                                                                                §240.13d-1(b)(1)(ii)(J).

                Item 4             Ownership:

                                        (a)   Amount Beneficially Owned:  MFC Global (U.S.A.) has beneficial ownership of 434 Limited Partnership Units and E&P has beneficial ownership of 300,000 Limited Partnership Units.  Through its parent-subsidiary relationship to MFC Global (U.S.A.) and E&P, MFC may be deemed to have beneficial ownership of these same Limited Partnership Units.

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                                        (b)   Percent of Class:  Of the 63,156,000 Limited Partnership Units outstanding according to the Toronto Stock Exchange as of the date of this filing, MFC Global (U.S.A.) held 0.0007% and E&P held 0.48%.

                                        (c)   Number of shares as to which the person has:

                                                    (i)        sole power to vote or to direct the vote:

MFC Global (U.S.A.) and E&P each has sole power to vote or to direct the voting of the Limited Partnership Units beneficially owned by each of them.

                                                    (ii)       shared power to vote or to direct the vote:  -0-

                                                    (iii)      sole power to dispose or to direct the disposition of:

MFC Global (U.S.A.) and E&P each has sole power to dispose or to direct the disposition of the Limited Partnership Units beneficially owned by each of them.

                                                    (iv)      shared power to dispose or to direct the disposition of:  -0-

                Item 5             Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                Item 6             Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

                Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                                        See Items 3 and 4 above.

                Item 8             Identification and Classification of Members of the Group:

                                        Not applicable.

                Item 9             Notice of Dissolution of Group:

                                        Not applicable.

            Item 10           Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to E&P is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

                After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                                                                Manulife Financial Corporation

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       Attorney in Fact*

                                                                                                MFC Global Investment Management (U.S.A.) Limited

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       General Counsel and Secretary

                                                                                                Elliott & Page Limited

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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EXHIBIT A

JOINT FILING AGREEMENT

                Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited and Elliott & Page Limited agree that the Schedule 13G (Amendment No. 2) to which this Agreement is attached, relating to the Limited Partnership Units of Brookfield Infrastructure Partners L.P., is filed on behalf of each of them.

                                                                                                Manulife Financial Corporation

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       Attorney in Fact*

                                                                                                MFC Global Investment Management (U.S.A.) Limited

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       General Counsel and Secretary

                                                                                                Elliott & Page Limited

                                                                                                By:          /s/ Kenneth G. Pogrin

                                                                                                                Name:     Kenneth G. Pogrin

Dated:  January 11, 2010                                                                     Title:       Associate General Counsel and Assistant Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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